Exhibit 99.1

Akanda Plans First Shipment of Medical Cannabis to Germany and Anticipates Leading Market Share Position

●	Akanda prepares first export shipment to Germany of high THC indoor cultivated premium cannabis from its Portugal-based Holigen operation in the coming weeks

●	Akanda aims to capture approximately 10% market share German medical cannabis imports based on recent data

LONDON - International medical cannabis platform company Akanda Corp. ("Akanda" or the “Company”) (NASDAQ: AKAN) expects to take a leading position in the fast-growing German medical cannabis market, as it prepares for first export shipment from its Portugal-based Holigen operation in the coming weeks. Akanda’s EU GMP certified indoor grow facility in Sintra received its first purchase order and is expected to make its first export shipment to Germany imminently. Akanda recently entered into an agreement to deliver 1,000 kilograms of high-grade medical cannabis flower to German pharmacies through the Cansativa platform. Cansativa is the only company in Germany permitted to distribute domestically grown cannabis. Cansativa will have a right of first refusal (ROFR) to take on additional quantities that could result in the full capacity utilization of Holigen’s 2,000 kilograms per annum indoor production capacity. The deal ranks as one of the largest supply agreements in the European medical cannabis industry.

Akanda is targeting a leading 10% market share position of German medical cannabis imports, with room for additional expansion and growth. Germany imported approximately 21,000 kilograms of medical cannabis in the second half of 2021 and first half of 2022 combined, based on official import numbers. Imports to Germany grew by 27%1 over the past quarter. Germany has imported medical cannabis from numerous countries, with Portugal becoming an increasingly larger player gaining ground on Canada, the leader in this space. Holigen is one of few publicly traded companies that is a Europe-based cultivator, manufacturer and distributor of EU GMP certified medical cannabis. Holigen hosts a one-of-a-kind 20,000 square foot indoor cultivation site in Sintra dedicated to the cultivation of high THC premium cannabis as well as a large 7 million square foot (180+ acres) outdoor facility located two hours south in Aljustrel.

“Akanda’s push into the German medical cannabis market gives it an edge over its North American competitors in Europe, and this is the focus of the company's growth,” commented Akanda’s CEO Tej Virk. “German adult-use draft legislation is expected to be introduced either at the end of this year or early next, and the legislation to pass later in 2023. Other European countries may follow soon after given Germany’s prominence as the largest economy in the European Union. If cannabis is legalized for adult-use, the German cannabis market could reach €4.7bn ($4.6bn) per year2, according to the Düsseldorf Institute for Competition Economics. Akanda’s strong positioning in the medical market, gives it an early mover advantage to lead this new and lucrative market. We have begun to partner with global brand leaders in quality and innovation like Cookies to capture market share in the current medical market and the future regulated adult-use market once it becomes a reality.”

Akanda recently announced an exclusive license agreement with iconic international cannabis lifestyle brand Cookies. The multi-year agreement enables Akanda to pursue the current medical and future adult-use opportunities in Europe with arguably one of the best-known cannabis brands and highest quality genetics in the world. Akanda intends to initially produce EU GMP certified Cookies branded high THC medical cannabis products at its flagship indoor premium cultivation and manufacturing facility in Sintra. Additionally, Akanda is able to exclusively open and operate Cookies branded pharmacy outlets throughout Portugal.

Akanda has also enlisted renowned cannabis experts to help its push to lead the European market, including Terry Booth who was an original founder of Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB). Booth led Aurora from its infancy to a market cap of nearly $10 billion, one of the world’s largest and fastest growing cannabis companies, with a focus on providing high-quality medical and adult use cannabis, and spearheaded the development of one of the first EU GMP certified medical cannabis production facilities in Canada.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with a prized EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK; and Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, the most globally recognized cannabis company in the world; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

1 Source: BfArM, Prohibition Partners

2 Source: the Düsseldorf Institute for Competition Economics -

https://www.dice.hhu.de/en/startseitennews/page?tx_news_pi1%5Bnews%5D=32874&cHash=443eeedea21155f647453264a414c9c2

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Investor Contact

ir@akandacorp.com

Media Contact

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

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